VBL THERAPEUTICS ANNOUNCES ORPHAN DRUG DESIGNATION FOR VB-111 IN EUROPE

New EMA orphan approval for Ovarian Cancer complements previously granted VB-111 orphan status for Glioblastoma in the US and Europe

TEL AVIV, Israel, October 20, 2017 -- VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced that the European Medicines Agency (EMA) has designated ofranergene obadenovec (VB-111) as an “orphan medicinal product” for the treatment of ovarian cancer, adding to the orphan status already granted for glioblastoma in US and Europe. VB-111 is the Company’s lead product candidate currently being studied in a Phase 3 pivotal trial for recurrent glioblastoma, with launch of a Phase 3 in platinum-resistant ovarian cancer expected by the end of the year.

“The receipt of an Orphan Drug Designation is a key regulatory milestone that is designed to provide a number of important benefits, including the potential for conditional marketing authorization and ten years of market exclusivity for VB-111,” said Prof. Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics.

Orphan Drug Designation is granted by the EMA to drugs that are intended for the treatment of life-threatening or chronically debilitating rare diseases, where no satisfactory treatment of the condition concerned is authorized. If such a treatment exists, then the medicine must be of significant benefit to those affected by the condition. Rare diseases are those defined as having a prevalence of not more than five per 10,000 persons in Europe. The Orphan Drug Designation provides potential incentives for the sponsor from the European Union to develop a medicine for a rare disease, such as protocol assistance, reduced fees, funding from the EC for clinical trials and protection from competition once the medicine is placed on the market, including ten years of market exclusivity.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class biologic agent that uses a dual mechanism to target solid tumors. It utilizes an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically target the tumor vasculature, by induction of cell death in angiogenic endothelial cells in the tumor milieu. Moreover, it is an immune-stimulant that triggers a local anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. Ofranergene obadenovec is positioned to treat a wide range of solid tumors and is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111), including our expectations regarding the timing of results from the Phase 3 study and the launch of a Phase 3 clinical trial in platinum-resistant ovarian cancer, its therapeutic potential and clinical results, and the expected benefits of Orphan Drug Designation. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in recurrent GBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

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(646) 597-6979

MEDIA CONTACT:

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LifeSci Public Relations

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